ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 27 APRIL 2011	OTCBB Code: OBTMY

ORBITAL PASSES KEY GATEWAY ON CHANGAN AUTOMOTIVE PROJECT

PERTH, AUSTRALIA – 27 April 2011: Orbital Corporation Limited (ASX: OEC – “Orbital”) announced today that it has successfully delivered on the second phase of the Changan Automotive Project (the Engine Phase), with best-in-class results and are now progressing with the vehicle phase of this project.  A successful vehicle phase will bring Orbital closer to a potential production program in China.

Chongqing Changan, the second largest domestic passenger car manufacturer in China, engaged Orbital to support the integration of FlexDITM into a new engine concept capable of meeting stringent Chinese Fuel Consumption Regulations Stage III that call for around 20% fuel consumption reduction in 2012.

Changan's ICCS (Intelligent Compound Combustion System) engine is a new engine based on their production D20 engine.  This new concept incorporates some of the most advanced technologies available to gasoline engines, including Orbital’s air assist FlexDITM direct injection, which enables extended lean burn combustion, Variable Valve Timing (VVT) on both the inlet and exhaust sides, 2-step Variable Valve Lift (VVL), controlled Exhaust Gas Recirculation (EGR) along with low friction technology.  As stated by Changan, this is a genuine “Green Engine”. The ICCS concept engine was displayed to the public for the first time at the Shanghai Auto Show, one of the major Chinese auto shows.

The ICCS engine uses Orbital FlexDITM system as the direct injection system of choice to achieve best-in-class fuel consumption results.  Changan’s testing shows that the fuel consumption at a typical part load driving point (2000 rpm) is reduced by over 27%, and at idle by over 40%.  Maximum low speed torque increased by some 10%, while high speed maximum power was maintained.

Orbital’s program with Changan to achieve the world leading reduced fuel consumption has been supported in part by the Australian Federal Government through a grant from the Green Car Innovation Fund.

Mr Terry Stinson, CEO and Managing Director of Orbital Corporation Limited stated “Orbital is very pleased to support Changan on this advanced technology ICCS project and looks forward to continued success working with Changan.  Changan appear to be leading the way with advanced engine technology in China and Orbital is honoured to be a part of the ICCS project.”

Dr Zhan, Supervisor of the ICCS project, and Vice Director of Changan Auto Research Institute, commented “The Orbital FlexDITM system, working in tandem with the other advanced engine technologies embedded in the Changan ICCS engine, has the potential to provide best-in-class levels of fuel consumption. “

ENDS

CONTACTS	Mr Terry Stinson CEO	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.